Exhibit 99.1

Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE:STO) on 22 June 2017 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for fourth quarter 2016.

Details on allocation of the Dividend Shares for the first quarter 2017 are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Dividend Shares allocated to primary insider	Dividend Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	Total shareholding
Agerup, Wenche	Member of the board of directors	32		2,621		2,621
Alton, Russel	Senior Vice President	-				5,069
Bacher, Lars Christian	Executive vice president	282		23,051		23,051
Di Valerio, Ingrid E.	Member of the board of directors	51		4,213		4,213
Dodson, Timothy	Executive vice president	407		33,261		33,261
Gjærum, Reidar	Senior vice president	378	5	30,947	437	31,384
Hegge, Hans Jakob	Chief Financial Officer	341	44	27,919	3,642	31,561
Hika, Gemetchu	Company secretary	15		1,254		1,254
Hovden, Magne	Senior vice president	212		17,366		17,366
Jacobsen, Jon Arnt	Senior vice president corporate audit					20,720
Klouman, Hans Henrik	Senior vice president	403	14	32,975	1,189	34,164
Knight, John	Executive vice president	1,066		108,926		108,926
Kvelvane, Ørjan	Senior vice president	64		5,298		5,298
Labråten, Per Martin	Member of the board of director	15		1,251		1,251
Lægreid, Stig	Member of the board of directors	23		1,954		1,954
Nilsson, Jannicke	Chief Operating Officer	263		21,545	16,478	38,023
Nylund, Arne Sigve	Executive vice president	161		13,206		13,206
Reinhardsen, Jon Erik	Chair of the board of Directors	30		2,530		2,530
Reitan, Torgrim	Executive vice president	419		34,277	1,574	35,851
Rummelhoff, Irene	Executive vice president	292		23,855	407	24,262
Skeie, Svein	Senior vice president	271	69	22,176	5,654	27,830
Sætre, Eldar	President and Chief Executive Officer	673		55,030		55,030
Torstensen, Siv Helen	Vice president	58	18	4,496	1,512	6,008
Økland,Jens	Executive vice president	201		16,493		16,493
Øvrum, Margareth	Executive vice president	579	88	47,313	7,247	54,560